

September 1, 2023

Jason Fox
Chief Executive Officer
Net Lease Office Properties
One Manhattan West, 395 9th Avenue, 58th Floor
New York, New York 10001

>   **Re: Net Lease Office Properties**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form 10**
>   **Submitted August 14, 2023**
>   **CIK No. 0001952976**

Dear Jason Fox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Draft Registration Statement Submitted August 14, 2023

Information Statement Summary, page 1

1.   Refer to prior comment 1. We note your disclosure that the Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of you and WPC as part of the Separation. Please revise to briefly describe the liabilities and obligations in the summary.

Liquidity and Capital Resources, page 98

2.   We note your revised plans to finance the NLO business using a combination of a term loan and non-convertible preferred stock. Please disclose the material terms of these financing arrangements and file the forms of documents setting forth their terms as exhibits. As examples of terms to be disclosed, please clarify amounts available, related

interest rates, maturity dates, collateral requirements (if any), and any other material terms. Also, discuss the extent to which financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Bob Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Darren Guttenberg, Esq.